UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Boyd Wines, LLC

Form of Issuer

Limited liability company

Jurisdiction of Incorporation/Organization

Maryland

Date of organization

March 19, 2022

Physical address of issuer

13001 Two Farm Drive
Silver Spring, Maryland 20904

Website of issuer

www.boydcruwines.com

Name of intermediary through which the offering will be conducted

Crowdfund Mainstreet

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of offering proceeds plus third-party escrow and transaction fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Debt

Price (or method for determining price)

Face value

Minimum target offering amount

$10,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$28,500

Deadline to reach the target offering amount

June 4, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

2

Financial summary

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$15,237	$4,078
Cash and Cash Equivalents	$2,071	$4,078
Accounts Receivable	$0	$0
Short-term Debt	$10,520	$3950
Long-term Debt	$14,653	$0
Revenues/Sales	$75,876	$4,598

Cost of Goods Sold	$61,692	$12,393
Taxes Paid	$0	$0
Net Income	($10,064)	($15,816)

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

BOYD WINES, LLC

By: /s/
_____
Name: Jon'll Boyd
Title: Co-Owner, Boyd Cru Wines

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

 /s/
_____
Name:
Title:

Date:

Form C

Offering Statement of
Boyd Wines, LLC DBA Boyd Cru Wines
("Boyd Cru," the "issuer," the "company," "we," "our," "us")
Promissory Notes
under
Regulation Crowdfunding

Forward-Looking Statement Disclosure

This Form C (including any Exhibits referred to in this offering statement) and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C (including any Exhibits referred to in this offering statement) and on the intermediary's website are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C (including the Exhibits referred to in this offering statement) and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C (including any Exhibits referred to in this offering statement) or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C (including any Exhibits referred to in this offering statement) or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including any Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including any Exhibits referred to in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering under Regulation Crowdfunding (the "Regulation Crowdfunding Offering"), and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the offering under Regulation Crowdfunding described herein (this "Regulation Crowdfunding Offering") and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Boyd Wines, LLC	Limited liability company	Maryland	March 19, 2022	13001 Two Farm Drive, Silver Spring, Maryland 20904	www.boydcruwines.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Jon'll Boyd	Chief Executive Officer	Since March 2022
Matthew Boyd	Chief Operating Officer	Since March 2022

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Jon'll Boyd	Boyd Cru	Wine production and sale	Owner/CEO	March 2022-present
	Completely Yours Events	Event planning	Owner/CEO	June 2011-Dec. 2020
Matthew Boyd	Johnson & Johnson	Pharmaceutical Development	Senior Medical Scientific Liaison	April 2020-present
	Boyd Cru	Wine production and sale	Owner/COO	March 2022-present

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Jon'll Boyd – 55%
Matthew Boyd – 45%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Boyd Cru Wines is a limited liability company based in Maryland that has been in existence since March 2022. Its primary activity involves selling wine that we manufacture and produce through community impact events and retail distribution as well as through our e-commerce platform.

Milestones Reached:

- First Black Family Owned wine company in Maryland (as reported by the Maryland Wine Association)

- Won 2nd Place in the CCBC Center for Business Innovation Pitch Competition and was awarded $15,000.

- Two out of three wines won awards at the Maryland Wine Toastmaster Competition in 2023.

- Our Award winning Merlot Rose sold out by July after opening in April.

- We have been featured on WMAR2/ABC, NBC4 Washington, Good Day DC, Essence, AfroTech, Business Insider Monthly, numerous Podcasts and YouTube channels.

- Boyd Cru Wines will be in Target DC beginning Spring 2024.

- 9% e-commerce store conversion rate

- 39K+ social media followers

- 2800+ email list

Boyd Cru Wines is a wine company that aims to take the pretentiousness out of wine, build community, connection and expression as well as make it accessible to those who have been underrepresented and historically marginalized when it comes to the wine industry. We are the first Black family-owned wine company in Maryland. We believe in making wines that are locally grown with sustainable practices in Maryland. Our wines are approachable, vibrant, joyful, and liberating. Our wines also build community and tell a story. We're also disrupting the industry by bringing a nontraditional approach to a traditional industry. Our niche is focusing 90% of our wines around creating and producing blends and helping consumers, especially new wine drinkers discover what they like without being told what they should like. We invite our community to come sip outside the lines with Boyd Cru Wines while changing the landscape of what the wine industry looks like.

We offer a full range of fun, yet inspiring experiences paired with our wines such as a self-care and workout experience, Women That Work and Wine which was launched in 2021 which allows women to embrace self-care while exploring wine. We will also be offering future experiences such as Wisdom, Words, and Wine, which is a book author expo where authors will share about their latest book release and each book will be paired with a wine that reflects the mood and expression of their book. We also have a Boyd Cru Wine Club which offers our members special incentives and exclusive invitations.

(e) The current number of employees of the issuer.

2

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this Regulation Crowdfunding Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

The SEC does not pass upon the merits of any securities offered or the terms of this Regulation Crowdfunding Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Furthermore, these securities have not been recommended or approved by any other federal or state securities commission or regulatory authority, and these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Any continued future success that the company might enjoy will depend upon many factors. Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

These factors include those beyond the control of the company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in general economic conditions; increased operating costs; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the company's business, operating results, and financial condition.

Some specific risks include but are not limited to the following.

We have a limited operating history.

We were incorporated on 3/19/22 and have been operating only since 4/22/23. Because we have been operating for a short period of time, we are still working to grow our business, revenue and profits. As a new enterprise we cannot guarantee future forecasted profits, as there may be unforeseen circumstances that we have not anticipated.

Our failure to comply with government rules and regulations may harm our business.

Our business must comply with local, state, and federal rules and regulations such as keeping our wholesale and manufacturer state permit and federal license up to date and in good standing. We also must file sales taxes and alcohol taxes on a quarterly basis. We believe that we comply with the rules and regulations with which we are required to comply. If we fail to comply with the rules or regulations we may be subject to fines, or other penalties, or our permit, or our license may be lost or suspended; however we plan to make every effort to stay on top of these regulations.

Our founders and owners have no experience managing a company in the wine industry.

None of our founders and owners has managed a company in the wine business nor has experience managing a development stage product based enterprise. Our ability to operate successfully may depend on our ability to attract and retain qualified personnel, who may be in great demand.

We may not have sufficient financial resources to successfully compete in the wine industry business.

A large number of enterprises provide products similar to ours. We will be competing with established businesses that have an operating history, and greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $10,000, and the deadline to reach this amount is June 4, 2024.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding Offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $27,500. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

Boyd Cru Wines will use the proceeds of this Regulation Crowdfunding Offering to assist us in tripling Boyd Cru Wines manufacturing and production, funding toward the purchase and startup of a tasting room and community marketplace, funding to expand distribution to additional big box retailers.

(j) A description of the process to complete the transaction or cancel an investment commitment.

Crowd Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (aka Crowdfund Mainstreet and/or Crowd Fund Baltimore) ("CMS") will notify Crowd Investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close this Regulation Crowdfunding Offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of this Regulation Crowdfunding Offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of this Regulation Crowdfunding Offering, CMS will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation and the refund amount that you are expected to receive.

Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to this Regulation Crowdfunding Offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at its face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

As of the date of this offering, the issuer is owned by Jon'll Boyd (55%) and Matthew Boyd (45%).

The promissory notes offered in this Regulation Crowdfunding Offering have the following principal provisions:

Revenue Based Payments	Beginning on the **Payment Start Date** (January 30, 2025) and each calendar quarter thereafter, Borrower shall make quarterly payments (each such payment being a "**Periodic Payment**") until the investor has received the **Repayment Amount** (two times the original investment amount ("**Principal Amount**")).
Interest	The difference between the Repayment Amount and the Principal Amount shall constitute the interest on this Note. The interest rate on the Note is a function of the time it takes the Borrower to repay the Repayment Amount. Under no circumstances shall the total interest paid be less than the Applicable Federal Rate nor more than what is allowed under applicable law.
Amount of Each Payment	Each Periodic Payment shall be calculated as follows: 10% of gross revenue for the most recently ended quarter multiplied by the quotient of the Principal Amount of each Note divided by the principal amounts of all outstanding Notes.
Maturity	This Note will be considered paid in full when the Borrower has paid the investor the Repayment Amount.
Prepayment Rights	The Note may be prepaid without penalty at the Borrower's option. Any prepayments must be made pro rata among all Note holders.
Subordination	This Note is subordinated in right of payment and priority to all current and future indebtedness of the company to banks, commercial finance lenders, insurance companies, community development loan funds, leasing or equipment financing institutions or other lending institutions regularly engaged in the business of lending money, which is for money borrowed or purchase or leasing of equipment, whether secured or not secured.
Security	The Note is unsecured.
Amendment	The Note may be amended by written consent of the Borrower and the holders of a majority of the amount owing upon all of the Notes. Any single Note may be amended by mutual agreement of the parties to such Note.

The above is intended to be only a summary of some of the key terms of the Notes. The above is not a complete description of the terms of the Notes. Please see the form of Note filed with the SEC with this offering statement as **Exhibit C** for the complete terms of the investment.

Crowd Investors will not have voting rights or ownership of the company.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The equity owners of the company have the absolute right to make decisions with respect to the assets of the company. It is possible that the owners could make a decision that has negative consequences for the company and therefore the Crowd Investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Jon'll Boyd – 55%
Matthew Boyd – 45%

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Each Note is valued at its face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Crowd Investors will have no voting rights or other decision-making rights in the company. Decision-making rights belong exclusively to the owners. It's possible that the owners will make a decision—including incurring additional debt; the issuance of additional securities; a sale of the issuer or of the assets of the issuer; or transactions with related parties—that has negative consequences for the company and affects the company's ability to make payments on the Notes.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the investor, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC. The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6% of offering proceeds plus third-party escrow fees and transaction costs.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The issuer has an outstanding loan of $20,000 with a 6% interest rate and 48 month amortized repayment schedule. The owners' 2023 Infiniti JX is collateral for the loan.

(q) A description of exempt offerings conducted within the past three years.

None

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Boyd Cru Wines is a limited liability company based in Maryland that has been in existence since March 2022. Although our profitability was low in the first year, Boyd Cru Wines is operating and revenue generating.

To date, most of Boyd Cru Wines' revenues have come from e-commerce sales as well as direct to consumer sales from wine experiences, wine tastings and wine education events. These funds are used to continue operating the company as we raise additional capital.

Boyd Cru Wines does not own any significant assets other than cash, small scale wine production equipment and intellectual property.

Boyd Cru Wines current cash balance is approximately $10,245.52

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $124,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $124,000, but not more than $618,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $618,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $618,000, but not more than $1,235,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the

issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements. Issuers may raise up to $5,000,000 in any 12-month period with audited financials.

The issuer's financial statements have been filed with the SEC with this offering statement as **Exhibit D**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our annual report will be posted at boydcruwines.com by April 30, 2025.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this Regulation Crowdfunding Offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C.

<u>**Exhibits List**</u>

Exhibit A: Crowdfunding Page Text
Exhibit B: Crowdfunding Video Script
Exhibit C: Form of Note
Exhibit D: Financial Statements